December 2, 2005

Carl Ritter
Chief Executive Officer
Carbiz, Inc.
7405 North Tamiami Trail
Sarasota, FL 34243

Re: **Carbiz, Inc.**
Registration Statement on Form SB-2
Filed November 2, 2005
Registration No. 333-129408

Dear Mr. Ritter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note from disclosure on page 6 and 7 that the debentures are not convertible into common shares and warrants that are exercisable into common shares until such time as your common shares are quoted on the OTC BB and delisted from trading on the TSX Venture Exchange. Please tell why you believe it is appropriate to register the resale of shares underlying the share purchase warrants at this time since they are not currently outstanding.

2. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please revise your disclosure throughout to clarify that your securities are quoted on the OTC Bulletin Board rather than listed. This change will reflect that the OTCBB is a quotation medium not an issuer listing service.

Cover Page

4. Please ensure that your cover page is limited to one page. We refer to Item 501(a) of Regulation S-B.

5. Please revise the cover page to include a price at which the selling stockholders may resell their shares of common stock until a market develops on the OTC Bulletin Board. Your disclosure that shares may be sold "at fixed prices or prices that may be changed" is not sufficient disclosure in this regard.

6. Please clarify on the cover page that this is an initial public offering of your shares in the U.S. by selling shareholders.

Special Note Regarding Forward-Looking Statements, page 1

7. Remove the reference to the safe harbor protections under the Private Securities Litigation Reform Act. See the exclusion for penny stock issuers and initial public offerings in Section 27A of the Securities Act and 21E of the Securities Exchange Act of 1934.

8. We refer to the second paragraph where you indicate that the factors discussed in this section are not intended to represent a complete list of all material risks that could adversely affect your business and that other factors that you have not considered may also have an adverse affect on your business. You must disclose all risks that you believe are material at this time. Please delete language related to other risks or unknown risks from your disclosure. In addition, a discussion of forward-looking statements should not merely be a recitation of the items listed under "Risk Factors." Please revise accordingly. Finally, we note that you have similar disclosure on page 17 preceding the MD&A section. Please revise to reduce your repetitive disclosure.

Prospectus Summary, beginning on page 3

9. Please limit your use of industry jargon, such as, "Buy Here-Pay Here" and revise to use plain every day language to describe your business.

10. Please quantify the net losses you have incurred since inception as disclosed on page 4.

Risk Factors

11. Please substantially revise your risk factor subheadings so that each one conveys the risk that you are describing in the text. Currently, all of your subheadings consist of short titles that state a particular fact but that are not meaningful to investors in immediately assessing the risks to your business and their investment in your company.

12. Please add a separate risk factor describing the risk of dilution upon conversion of the debentures.

13. Please add a risk factor discussing the tax consequences on disposition of common stock by U.S. residents as mentioned on page 16.

New Business Strategy

14. Please revise so that the risks concerning your joint venture strategy aimed at expanding your business to on-sight financing at various dealerships is immediately apparent to the reader. Currently, the risk of entering a new market and succeeding in the implementation of your joint venture model is buried at the end of the paragraph, following lengthy disclosure relating to your plans for growth. In this regard, please also avoid language that focuses too much attention on the growth prospects of the venture, such as in the fifth sentence of the first paragraph where you state that in order to further accelerate your business you recently announced a joint venture agreement. Finally, much of your disclosure under this heading is repeated on page 11 where you discuss the risks inherent in joint venture arrangements. Please revise to limit repetitive disclosure.

15. Please revise the second paragraph to remove the mitigating language in the first clause of the first sentence.

Limited Operating History; History of Losses

16. It is unclear why you define your business as one with a limited operating history given that you commenced operations in 1998. Please revise to limit the

discussion in this risk factor to your history of losses and the going concern
language contained in your independent auditors report.

Maturity of 5% Convertible Debentures, page 6

17. We refer to your disclosure regarding the possibility that you will be unable to
raise additional financing, if needed, to repay the amount due on the convertible
debentures if your securities are not quoted on the OTC Bulletin Board by April
6, 2006. Please expand your disclosure to include the consequences to the
company and its stockholders if you are unable to raise additional financing in
such a situation.

Need for Additional Financing, page 7

18. Please remove the statement regarding the assumption that you will meet business
projections for the next two years since this language mitigates the risk you are
presenting and is not easily supported.

Dependence on Key Personnel, page 8

19. Please name the key personnel whose loss could materially impact your
operations.

Attraction and Retention of Officers and Directors, page 8

20. Your description of the risk of attracting officers and directors as a result of the
rules established under Sarbanes-Oxley is generic because it applies to all public
companies. Please delete or revise the risk to describe the risks that are particular
to your business.

Control by Existing Shareholders, page 8

21. Please separately disclose the portion of your total issued and outstanding
common stock held by insiders, before and after the conversion of the debentures.
In addition, if there is a relationship among the company, its officers and directors
and its 5 percent stockholders, please disclose this and discuss whether this
relationship could cause them to vote together on matters that affect the company.

Internal Controls, page 9

22. Your description of this risk related to your compliance with Section 404 of the
Sarbanes-Oxley Act of 2002 is generic. In addition, since you are not subject to
the requirements of Section 404 until your fiscal year end following the July 2007
compliance date for small business issuers, and therefore have likely not made a

determination on the risks specific to your business from compliance with or the implementation of Section 404, it is unclear how this risk factor is meaningful to investors. Please delete the risk or expand the risk factor to discuss any specific material weaknesses that may have been identified by management or your auditors that could affect your ability to comply with Section 404 when the company becomes subject to such provisions.

Sub-Prime Borrowers, page 10

23. Please delete the mitigating language contained in the first clause of the fourth sentence in this risk factor and the first clause of the penultimate sentence in the following risk factor.

24. Please also expand the disclosure to describe more fully the history and profile of a sub-prime borrower as described on page 30 so that investors can better evaluate the risks inherent in lending to high risk borrowers.

Government Regulation, page 10

25. Please expand the first paragraph to describe more specifically the state regulations that materially impact your business. For example, name the states where you conduct the majority of your business and discuss the regulations specific to those states so that investors can better evaluate the risk. We note a recent concentration of business in the state of Florida.

Risks Related to Our Software and Business Model Business, beginning on page 11

Protection of Proprietary Rights, page 11

26. Please revise your disclosure to indicate the frequency with which you include provisions in your license agreements that serve to protect your proprietary rights. Your disclosure on the top of page 12 suggests that these provisions may not be standard.

Product Defects, page 12

27. Please expand to describe with more specificity the circumstances surrounding delay in commercial release of products in the past and the specific impact on your operations in terms of the impact on revenue for that period.

Risk Related to Our TaxMax Business, beginning on page 13

Seasonality of Business, page 13

28. Please quantify the revenue you derived from your Tax Max business so that investors can better evaluate the impact on your overall business from the TaxMax business related risks.

Regulation of Refund Anticipation Loans, page 13

29. Please expand to describe with more specificity any action taken by any particular state that would or has materially impacted your business specifically. We note reference to a few states that have interpreted current laws to limit the annual percentage rate on refund anticipation loans and restrict fees to you in relation to these loans. Please specify how those states' interpretations have impacted your business specifically.

Litigation Exposure Relating to Refund Anticipation Loans, page 14

30. Please clarify whether you have been the subject of litigation relating to refund anticipation loan tax preparation to date.

31. We refer to your statement that you believe any potential claims directed at you regarding refund anticipation loans would lack merit. Since this statement does not refer to any specific proceedings, there does not appear to be any basis for this conclusion. In addition, any statement regarding the merits of a particular claim would be a legal conclusion that the company is not qualified to make. Please remove this statement from the risk factor.

Use of Proceeds, page 14

32. Please provide additional specificity regarding your intended uses of the proceeds you may receive from the exercise of warrants. For example, we note your disclosure elsewhere in the prospectus regarding the opening up of new credit centers as well as the structuring of new joint venture arrangements. If proceeds are expected to be used for these purposes, please disclose this.

33. Please quantify the expenses you are responsible for in connection with the registration of the common shares offered by the selling shareholders.

Management Discussion and Analysis, beginning on page 17

Overview

34. Please expand to define "independent dealer accounting."

35. Please provide us with the relevant portions of any publications that include the information consistent with the statements relating to the industry wide movement toward standardization of independent dealer accounting. Provide similar support for statements made concerning the automotive industry in general on page 27, from the Wall Street Journal article mentioned on page 30, and other data disclosed throughout your Business section. Alternatively, if such information was prepared for the company in connection with the registration statement, please file a consent from the provider for the use of its name and the information attributed to it. Please mark the relevant portions of any material provided for our review.

36. Explain why you believe the approval designation from the NIADA has positioned your product to become one of the accepted industry standards for independent dealer accounting. Disclose whether the approvals from NIADA are required for all products related to independent dealer accounting.

Six Month Financial Information, page 19

37. We note your statement in the carryover paragraph at the top of page 20 indicating that you continue to eliminate non-performing products impacting revenue negatively. Please expand to explain what products you are referring to and how you make the determination to discontinue their use. Provide additional disclosure for the similar statements made regarding your TaxMax revenue and products on page 21.

Carbiz Auto Credit, page 21

38. Please expand to disclose the other party to the joint venture and to describe the terms of the joint venture.

39. Please expand your disclosure regarding the Carbiz Auto Credit segment to provide disclosure regarding your portfolio of loans, the weighted average interest rate of the portfolio, your allowances for doubtful accounts during prior and current periods and the average credit scores of your customers and/or a discussion of the portion of loans made with incomplete or no documentation.

Year ended January 31, 2005 compared to the year ended January 31, 2004, page 22

40. We note in your cost of sales and expense discussion that you mention that payroll costs were allocated to operating expenses rather than to cost of sales as was done in the previous year. Please disclose the amount of the change and tell us what lead to the new classification.

Liquidity and Capital Resources, page 25

41. Please expand to discuss the revolving credit line you have with the joint venture company as mentioned on page 39, disclosing the maximum amount of funds available under that credit line and all other material terms

Management, page 33

Board committees, page 35

42. Please disclose whether you expect any of your directors to be considered independent.

Certain Relationships and Related Transactions, page 38

43. Please identify the company as well as the significant stockholder referred to in the second paragraph under this heading. In addition, please identify the joint venture company named in the last paragraph.

44. Please describe the terms and purpose of the management agreement between Carbiz and 1043917 Ontario, Inc.

45. Please file the joint venture agreement with Jonross, Inc.

Selling Shareholders, beginning on page 41

46. Please update the selling shareholder table beyond the July 31, 2005 date.

47. Please identify the natural persons who control the investment decisions of Midtown Capital, LLC and Vicis Capital Master Fund. Or, alternatively, if these entities are registered investment companies, please disclose this by footnote.

48. Please expand the table to provide the total number of shares for each column. The total number of shares being offered by the prospectus as reflected in the table should equal the number of shares being registered in the registration statement as disclosed on the cover page.

49. With regard to any selling stockholders who are non-natural persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

Plan of Distribution, page 45

Sales Under Rule 144, page 46

50. Please clarify that the one-year holding period is only applicable if the shares are held by non-affiliates. Please also expand your disclosure to discuss the resale provisions under Rule 144 for affiliates of the company.

Distribution arrangements with broker-dealers, page 46

51. Please clarify that a material change in the plan of distribution, such as the ones identified in the bullet points, requires the filing of a post-effective amendment, not a prospectus supplement.

Audited Financial Statements

General

52. Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

Consolidated Statements of Operations, page F-6

53. Tell us how you considered the guidance in Question 1 of SAB Topic 13.B to separately disclose revenues and cost of revenues by type on the face of the income statement.

Consolidated Statements of Cash Flows, page F-8

54. We note that you have netted the changes in your working capital balances within operating activities. To the extent these items do not qualify for net reporting

under paragraph 13 of SFAS 95, tell us your basis for not disclosing these amounts on a disaggregated basis on the face of your cash flow statement or revise accordingly.

Note 2 – Change in Functional Currency, page F-9

55. Please tell us how you complied with the disclosures required by paragraph 30 and 31 of SFAS 52.

56. Please tell us and consider including further discussion in your financial statements and MD&A regarding the actual and likely effects of the change, the economic facts and circumstances that led management to conclude that the change was appropriate and the types of transactions and dollar amounts that occur in US dollars and Canadian dollars based on your different lines of business.

Note 11 – Convertible Debenture, page F-22

57. Please tell us how you have applied the guidance of EITF 00-19 in evaluating whether the debt conversion features for the Convertible Debentures issued in October 2004 are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. It appears these agreements may not meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 since they have a feature wherein you are required to issue additional shares to the investors to the extent you issue or sell securities below CDN $0.22. As a result, it appears you should analyze the conversion feature under paragraphs 12-32 of EITF 00-19. In this regard, we note there is a provision in which you would be subject to damages payable through the issuances of additional warrants provided you did not obtain OTCBB listing by a certain date. It appears that these provisions would result in liability classification under EITF 00-19. If true, you would be required to bifurcate the conversion feature from the debt host and account for the feature as a derivative liability with changes in fair value being recorded in the income statement. Additionally, we note that if you conclude that this is the appropriate accounting, you would not account for any beneficial conversion feature under EITFs 98-5 and 00-27 as currently disclosed in your document.

58. You disclose that if you are unable to obtain an OTCBB listing by April 10, 2005 you are required to issue additional warrants to the subscribers of your Convertible Debentures. It is unclear from your disclosures and your interim financial statements whether these warrants were issued since you did not meet the April 10th deadline. Please advise us and consider expanding your disclosures accordingly.

59. Please advise us what GAAP literature you are relying upon in accounting for the potential obligation to issue warrants to the Agent.

Note 12 – Common Shares

(e) Escrowed Shares, page F-24

60. We note that shares issued to certain shareholders were placed into escrow pursuant to regulatory requirements. Please tell us if these individuals have a relationship with the company other than as a shareholder and advise us the nature of the regulatory requirements. To the extent any of these shareholders provide any services to your company, clarify if you treated this arrangement as compensatory and why.

Unaudited Financial Statements

Note 6 – Related Party Transactions, F-40

61. We note you are consolidating your joint venture. Given you do not own over 50% of the equity interests in the venture, it does not appear that you have a basis for consolidating under SFAS 94. Please clarify your basis in GAAP for your accounting treatment and tell us your consideration of APB 18 and FIN 46(R).

Note 10 – Subsequent Events, page F-42

62. Please explain how you plan to account for the exchange of the 2005 convertible debentures with the 2004 convertible debentures under EITF 96-19 and EITF 05-07.

63. Similar to our previous comment regarding the October 2004 Convertible Debentures, we note the 2005 Convertible Debentures are subject to similar terms under the Subscription Agreement and Investors' Rights Agreement. As such, you should provide a similar analysis of your consideration of EITF 00-19 as it relates to these debentures.

Part II

Recent Sales of Unregistered Transactions, beginning on page II_1

64. Please expand your discussion related to the transactions exempt from registration under Rule 701 to more fully describe the facts upon which you relied in making the determination that this exemption was available to you, including the monetary limits included in Rule 701(d).

65. Please identify the number of purchasers in each transaction listed under this section, including separate disclosure of the number of securities sold where you are relying upon more than one exemption from registration. In addition, where you state that there was a single purchaser, please identify such purchaser.

66. Please provide additional details as to why you believe the amendments to the terms of the convertible debentures qualify for exemption under Section 3(a)(9) of the Securities Act of 1933.

Exhibits

67. Please revise the penultimate paragraph of your Exhibit 5.1 legal opinion to remove the language that limits the use of the opinion solely to the addressee (the registrant).

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Thomas Flinn, Accounting Examiner, at 202-551-3469 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3852 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Thomas M. Rose, Esq. (*via facsimile)*